FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 23, 2003

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☒	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Press Presse Prensa For the business and financial press Munich, January 23, 2003

Siemens in the first quarter (October 1 to December 31) of fiscal 2003

•	Net income for the first quarter of fiscal 2003 was €521 million, compared to net income of €538 million in the same period a year earlier.

•	EBIT from Operations was €604 million, up from €487 million in the same quarter of fiscal 2002.

•	Sales decreased 10% to €18.845 billion and orders decreased 21% to €20.145 billion. Excluding currency effects and the net effect of acquisitions and dispositions, sales decreased 1% and orders decreased 13%. Sequentially, and excluding currency effects and the net effect of acquisitions and dispositions, sales decreased 9% and orders increased 6%.

•	Net cash from operating and investing activities was a negative €1.137 billion, after a supplemental cash contribution of €442 million to Siemens’ pension trusts in Germany and the U.K.

For the first quarter of fiscal 2003, ended December 31, 2002, Siemens earned net income of €521 million, including negative €17 million related to its ownership of shares in Infineon Technologies AG. In contrast, net income of €538 million in the first quarter a year earlier included a positive €157 million net effect related to Infineon. Earnings per share for the first quarter of fiscal 2003 were €0.59 compared to €0.61 in the same period a year earlier.

EBIT from Operations in the first quarter of fiscal 2003 was €604 million, compared to €487 million a year earlier. The current period included a net gain at the Power Generation group (PG) of €125 million from the effect of project cancellations, net of certain allowances on inventory. EBIT from Operations also benefited from lower charges for severance programs and asset write-downs, totaling €115 million in the current quarter compared to €147 million in the same quarter a year earlier. Quarterly non-allocated pension-related expense was higher, as expected, at €198 million compared to €63 million in the first quarter of the prior year. Growth in EBIT from Operations was also negatively impacted by currency translation effects.

Net cash from operating and investing activities for the first quarter of the fiscal 2003 was a negative €1.137 billion. Operating activities used net cash of €685 million, which includes €442 million in supplemental cash contributions to Siemens’ pension trusts in Germany and the U.K. An additional €377 million in real estate was also transferred to the Siemens German Pension Trust in the first quarter. These contributions bring Siemens’ supplemental pension funding for the last two quarters to €2.601 billion. Net cash from operating activities for the quarter also reflect a planned, ongoing phase-out of sales of accounts receivable, which resulted in negative €458 million in the current period. Net cash also includes a significant decline in customer prepayments at PG and Transportation Systems (TS). Investing activities used net cash of €452 million in the first quarter of fiscal 2003, and included significantly lower capital expenditures than in the same quarter a year ago. In the same quarter a year earlier, investing activities provided net cash of €393 million, including proceeds of €716 million from the sale of Mannesmann Sachs AG and €556 million from the sale of Infineon shares.

“Our first-quarter results are better than we expected, however we stand by the overall outlook which we provided in December,” said Siemens CEO Heinrich v. Pierer. “The margins of our groups continue to move toward their target ranges specified in Operation 2003.”

Operations in the first quarter of fiscal 2003

In the Information and Communications business area, Information and Communication Networks (ICN) continued to address the steep downturn in telecommunications infrastructure investment, particularly by carriers in Germany and the Americas. EBIT of negative €151 million included €24 million of severance charges and €25 million in write-downs of venture capital and other investments. In comparison, ICN had EBIT of negative €124 million in the same quarter a year earlier, when severance charges and asset write-downs totaled €76 million.

The Enterprise Networks division was profitable and increased its first-quarter EBIT year-over-year, while business volumes declined due to the effects of dispositions and more selective order intake. ICN’s Carrier Networks and Services business posted negative earnings on lower business volume compared to the same period a year earlier, but losses were lower than in recent quarters, due to a better product mix driven by software-related contracts. While ICN’s overall first-quarter sales of €1.804 billion were 29% lower than a year earlier, approximately ten percentage points of the change resulted from a combination of currency effects and the deconsolidation of its Unisphere Networks, Inc. and Network Systems businesses between the two periods under review. Orders fell 26% year-over-year, to €1.940 billion. The group expects to continue its PACT cost-cutting program in 2003, and to incur associated severance expenses.

Information and Communications Mobile (ICM) increased its first-quarter EBIT to €59 million from €37 million a year earlier, when the group took severance charges totaling €49 million at the Mobile Networks division. In the current period, the Mobile Phones division contributed EBIT of €52 million on sales of €1.309 billion, up from EBIT of €20 million in the first quarter a year earlier. The division improved profitability with the introduction of new, design-to-cost handsets, and increased sales for the Christmas quarter year-over-year with a record sell-in of 11.0 million phones. The Cordless Products and Wireless Modules divisions also contributed to earnings growth for the quarter. In contrast, continued price erosion and declines in demand led to a loss of €25 million on sales of €1.199 billion at the Mobile Networks division, compared to EBIT of €8 million in the same quarter of the prior year. Due to volume decreases at Mobile Networks, sales for ICM as a whole fell 9% from the same quarter a year ago, to €2.856 billion, and orders dropped 24%, to €2.509 billion.

EBIT at Siemens Business Services (SBS) fell to €12 million from €32 million in the first quarter a year earlier. In a weak market for information technology services, particularly in SBS’ important German market, the group’s sales fell 14% year-over-year, to €1.267 billion, and orders dropped 27%, to €1.394 billion.

In the Automation & Control business area, Automation and Drives (A&D) increased its EBIT contribution and EBIT margin compared to the first quarter a year ago, despite a continuing slowdown in capital expenditures in the manufacturing sectors of the U.S. and Europe. EBIT rose to €179 million, compared to EBIT of €173 million in the first quarter of fiscal 2002, and EBIT margin was 9.0%. Sales for the period increased 1% year-over-year, to €1.982 billion, while orders declined to €2.234 billion due primarily to currency effects.

Industrial Solutions and Services (I&S), posted EBIT of negative €33 million compared to positive €2 million in the same period a year earlier. During the current period, I&S incurred €31 million in additional expenses, primarily for severance and payments related to favourable renegotiation of employment contracts. First-quarter sales declined 11% year-over-year, to €929 million, and orders declined 8%, to €1.067 billion.

Siemens Dematic (SD) held EBIT level at €12 million, compared to €11 million in the same period a year earlier. The group’s Electronics Assembly Systems division continued to battle the effects of overcapacity in the global telecommunications equipment market, the Material Handling Automation division faced slowing market growth in Europe, and the Postal Automation division was affected by lower demand in the U.S. These factors contributed to a 23% drop in sales, to €622 million, while orders fell 20%, to €612 million. Nevertheless the group’s EBIT margin improved by more than half a percent, benefiting from productivity programs and improved project execution.

Siemens Building Technologies (SBT) had first-quarter EBIT of €43 million after charges for severance and plant closings totaling €13 million. While EBIT was lower than the prior-year level of €45 million, SBT improved its EBIT margin year-over-year, in particular with increased profitability at its HVAC Products division. Sales for the quarter declined 8% year-over-year, to €1.206 billion, and orders were down 10%, at €1.254 billion. Approximately five percentage points of the decline in both sales and orders were due to currency translation and deconsolidation effects.

In the Power business area, Power Generation (PG) led all Siemens groups with EBIT of €409 million, a €107 million increase compared to the first quarter of fiscal 2002. Earnings for the current period benefited from a net gain of €125 million from the effect of project cancellations, net of certain allowances on inventory.

This gain contributed to the rise in first-quarter EBIT margin year-over-year, from 14.2% to 22.9%. Sales for the quarter fell 16% compared to the same period a year earlier, to €1.785 billion. More than seven percentage points of PG’s sales decline resulted from currency translation effects and the sale of PG’s ceramics business between the two periods under review. Orders of €2.270 billion for the quarter came in below the record-setting first-quarter level a year ago, when PG booked approximately €1.0 billion of orders from two customers in the Middle East. In the current period, PG booked substantial gas turbine orders and also bolstered its growing backlog of service contracts. While PG’s order backlog overall declined from €20.1 billion at the end of fiscal 2002 to €18.6 billion at the close of the first quarter, more than half of the net change resulted from currency effects.

Power Transmission and Distribution (PTD) doubled its EBIT to €40 million compared to the first quarter of fiscal 2002, when its Metering business was unprofitable and the group took severance charges totaling €22 million. With the sale of Metering in the fourth quarter of the previous year, and increases in profitability at a majority of PTD’s remaining divisions, the group raised its EBIT margin by three full percentage points compared to the prior-year quarter, to 5.0%. The effects of currency translation and dispositions accounted for nearly all of the 20% year-over-year reduction in first-quarter sales, to €802 million. The group’s 33% decline in orders, to €1.109 billion, is largely attributable to comparison with the first quarter of fiscal 2002, when order bookings were unusually high at both the High Voltage and Transformer divisions.

In the Transportation business area, Transportation Systems (TS) delivered EBIT of €68 million, up from €50 million in the first quarter a year ago, and raised its EBIT margin more than a full point, to 6.3%. Sales climbed 12% compared to the prior-year quarter, to €1.080 billion. Orders were higher than sales for the quarter, and included a number of major new projects in Europe, but at €1.100 billion were below the €1.853 billion level TS reached in the first quarter of fiscal 2002, when it booked orders for a high-speed rail link in Holland and an advanced, driverless subway system in Nuremberg, Germany. The group’s order backlog stood at €11.2 billion at the end of the current period.

Siemens VDO Automotive (SV) continued its steady progress since the acquisition of the VDO businesses in fiscal 2001, posting EBIT of €73 million compared to negative €6 million in the same quarter a year ago. Growing sales of SV’s innovative diesel injection and navigation systems fueled profitability, as did a group-wide productivity program. Both sales and orders rose 5% year-over-year, to €2.133 billion, despite a 5% adverse affect on volume from currency translation and the sale of the group’s Hydraulik-Ring business between the two periods under review.

In the Medical business area, Medical Solutions (Med) was again a leader among the operating groups in EBIT and profitability. First-quarter EBIT rose 16% compared to a year earlier, to €245 million, and EBIT margin stepped up to 13.4%. Med’s imaging systems divisions again led the way, with new products making important contributions. Sales rose 3%, to €1.831 billion, despite a negative 7% currency translation effect, while orders remained level at €1.958 billion including a negative 8% currency effect.

In the Lighting business area, Osram continued to deliver solid earnings and margins, with EBIT of €106 million and EBIT margin of 9.4%. In comparison, first-quarter EBIT a year earlier was €78 million and EBIT margin was 7.1%. The group’s automotive lighting business was a particularly strong performer. Despite a negative 8% currency translation effect, Osram increased its business volume 2%, to €1.123 billion.

EBIT for Corporate, eliminations was negative €458 million compared to negative €345 million in the first quarter of fiscal 2002. Higher quarterly non-allocated pension expense was a key driver of the difference, rising from a charge of €63 million in the first quarter of fiscal 2002 to a charge of €198 million in the current period. Investment income contributed a positive €35 million compared to negative €24 million in the prior-year period. Included in investment income in the current period is a negative €17 million in equity results representing Siemens’ share of Infineon’s net loss in the first quarter of fiscal 2003. The equity share of Infineon’s net loss in the same quarter of the prior year was a negative €60 million. Corporate items were relatively unchanged, at negative €194 million in the current period compared to negative €201 million a year earlier.

Financing and Real Estate

Siemens Financial Services (SFS) significantly increased first-quarter earnings before income taxes compared to the prior year, from €42 million to €84 million, on strong performances at the Equipment & Sales Financing division and higher income from investments in Indonesia by the Equity division. Due in part to lower gains on the sale of real estate, Siemens Real Estate (SRE) recorded earnings before income taxes of €55 million, down from €88 million in the same quarter a year earlier.

International trends for the first quarter of fiscal 2003

Orders in Germany were €4.661 billion, down 10% compared to the same period a year earlier. Sales in Germany decreased 5% to €4.204 billion. Excluding deconsolidation effects, sales in Germany edged down 2%. International orders dropped 23% to €15.484 billion year-over-year, while international sales of €14.641 billion declined 12% year-over-year. Excluding currency and deconsolidation effects, international orders slid 15% and international sales decreased 2%.

Orders in the U.S. for the first quarter fell 36% to €3.965 billion and sales dropped 24% to €3.903 billion compared to the prior-year quarter, including negative effects from currency of 8% and 9%, respectively. In Asia-Pacific, first-quarter orders fell 34% to €2.146 billion and sales fell 14% year-over-year, to €2.066 billion, due in part to the deconsolidation of Infineon and currency effects. Excluding the Infineon and currency effects, orders and sales fell 25% and 3%, respectively. While China continued to account for the largest share of sales in the region, contributing €643 million in the quarter, that level was 23% below the same period a year earlier.

Income Statement highlights

Net sales for Siemens worldwide were €18.845 billion in the first quarter, compared to €20.986 billion in the same period a year earlier. Net income for Siemens worldwide of €521 million includes a positive €36 million effect as a result of Siemens’ adoption of SFAS 143, “Accounting for Asset Retirement Obligations.” The Consolidated Statements of Income no longer include a separate column for Infineon, as it was deconsolidated in the prior fiscal year.

Turning to Operations, net sales were €18.688 billion, down from €20.403 billion year-over-year, as significant sales declines occurred at major groups including ICN, ICM and PG. The effects of currency translation reduced net sales from Operations in the current period by 4%. Gross profit margin increased to 27.6%, compared to 27.3% in the first quarter of fiscal 2002, despite higher inventory allowances, particularly at PG. Research and development expense rose to 6.9% of sales, compared to 6.8% in the first quarter a year earlier. Marketing, selling, and general administration expense edged up to 18.4% of sales from 18.3% a year ago. Other operating income (expense) was €197 million, compared to €47 million in the first quarter of fiscal 2002.

Liquidity and balance sheet highlights for the first quarter of fiscal 2003

Net cash from operating and investing activities for the first quarter of the fiscal 2003 was negative €1.137 billion. Operating activities used net cash of €685 million, which includes €442 million in supplemental cash contributions to Siemens’ pension trusts in Germany and the U.K. An additional €377 million in real estate was also transferred to the Siemens German Pension Trust in the first quarter. These contributions bring Siemens’ supplemental pension funding for the last two quarters to €2.601 billion. The current period reflects a substantial decrease in other current liabilities due to lower customer prepayments at PG and TS. Reflecting a planned, ongoing phase-out of sales of accounts receivable, the decrease in outstanding balance of receivables sold was €458 million in the current period, compared to a decrease of €86 million in the first quarter of last year.

Net cash used in investing activities was €452 million compared to net cash provided of €393 million in the first quarter of last year. The current period reflects significantly lower cash outlays for capital expenditures compared to the prior year. Proceeds from sales and dispositions of businesses were €52 million compared to €1.272 billion in the first quarter of last year, which included €716 million related to the sale of Mannesmann Sachs AG and €556 million from the sale of shares in Infineon.

Net cash used in financing activities was €995 million. Within that total was €727 million in repayment of debt, including the buyback of €500 million of a €2.500 billion Infineon exchangeable bond. The net change in short-term debt was a reduction of €450 million.

Total assets decreased to €75.940 billion from €77.939 billion at September 30, 2002 due primarily to currency effects.

Economic Value Added

Siemens worldwide generated EVA of €66 million in the first quarter of fiscal 2003, compared to an EVA of €71 million in the same period a year ago, which included a gain on sales of shares in Infineon.

•	Siemens CFO Heinz-Joachim Neubürger will hold an English-language telephone conference with analysts on January 23, 2003 at 8:30 a.m. CET. You can follow this conference live on the Internet by going to www.siemens.com/analystcall. A recording of the telephone conference will be available later at the same location.

This press release report contains forward-looking statements based on beliefs of Siemens’ management. The words “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan”, “should” and “project” are used to identify forward-looking statements. Such statements reflect the company’s current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Siemens does not intend or assume any obligation to update these forward-looking statements.

Siemens AG Corporate Communications Press Department 80333 Munich	Informationsnummer: AXX200301.15 e Miriam Steffens 80333 München Tel.: +49-89 636-34794; Fax: -32825 E-mail: miriam.steffens@siemens.com

Key figures

	1st quarter(1)

	2003	2002

Net income(2)
(in millions of euros)	521	538
therein: Net income effect related to Infineon(3)	(17)	157

Earnings per share
(in euros)	0.59	0.61

Net cash from operating and investing activities	(1,137)	307
(in millions of euros)
therein: Net cash used in operating activities
Net cash (used in) provided by investing activities	(685)	(86)
Supplemental contributions to pension trusts (included in net cash from operating	(452)	393
activities)	(442)	—
Proceeds from portfolio activities (included in net cash from investing activities)	52	1,272

EBIT from Operations
(in millions of euros)	604	487

New orders(4)
(in millions of euros)	20,145	25,390

Sales(4)
(in millions of euros)	18,845	20,986

	December 31, 2002	September 30, 2002

Employees (in thousands)	423	426
Germany	175	175
International	248	251

(1)	October 1 — December 31.
(2)	Includes a positive effect of €36 million (or €0.04 per share) due to the adoption of SFAS 143, Accounting for Asset Retirement Obligations.
(3)	Represents the share of loss from the ownership in Infineon during the respective periods. Beginning December 5, 2001 Infineon is accounted for under the equity method of accounting and is no longer consolidated in the financial statements of Siemens. For fiscal 2002, the amount includes a gain from the sale of Infineon shares.
(4)	In fiscal year 2002, Infineon’s orders and sales are included only for the approximately two months in which Infineon was consolidated in the financial statements of Siemens.

SIEMENS AG
SEGMENT INFORMATION (unaudited)
As of and for the three months ended December 31, 2002 and 2001 and as of September 30, 2002
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		EBIT

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Operations
Information and Communication Networks (ICN)	1,940	2,627	1,714	2,437	90	103	1,804	2,540	(151)	(124)
Information and Communication Mobile (ICM)	2,509	3,318	2,828	3,093	28	34	2,856	3,127	59	37
Siemens Business Services (SBS)	1,394	1,900	974	1,072	293	395	1,267	1,467	12	32
Automation and Drives (A&D)	2,234	2,365	1,683	1,692	299	266	1,982	1,958	179	173
Industrial Solutions and Services (I&S)	1,067	1,165	729	813	200	227	929	1,040	(33)	2
Siemens Dematic (SD)	612	763	589	793	33	11	622	804	12	11
Siemens Building Technologies (SBT)	1,254	1,397	1,155	1,243	51	69	1,206	1,312	43	45
Power Generation (PG)	2,270	4,093	1,767	2,129	18	5	1,785	2,134	409	302
Power Transmission and Distribution (PTD)	1,109	1,649	757	934	45	68	802	1,002	40	20
Transportation Systems (TS)	1,100	1,853	1,076	958	4	3	1,080	961	68	50
Siemens VDO Automotive (SV)	2,133	2,023	2,130	2,027	3	—	2,133	2,027	73	(6)
Medical Solutions (Med)	1,958	1,970	1,815	1,765	16	5	1,831	1,770	245	212
Osram	1,123	1,099	1,118	1,054	5	45	1,123	1,099	106	78
Corporate, eliminations	(1,091)	(1,846)	335	344	(1,067)	(1,182)	(732)	(838)	(458)	(345)

Total Operations	19,612	24,376	18,670	20,354	18	49	18,688	20,403	604	487
Reconciliation to financial statements	—	—	—	—	—	—	—	—	—	—
Other interest expense	—	—	—	—	—	—	—	—	(2)	(66)
Gains on sales and dispositions of significant business interests	—	—	—	—	—	—	—	—	—	332

Operations income before income taxes/total assets	—	—	—	—	—	—	—	—	602	753

									Income before
									income taxes

Financing and Real Estate
Siemens Financial Services (SFS)	136	122	109	94	27	27	136	121	84	42
Siemens Real Estate (SRE)	396	397	65	48	331	349	396	397	55	88
Eliminations	—	—	—	—	(4)	(2)	(4)	(2)	—	—

Total Financing and Real Estate	532	519	174	142	354	374	528	516	139	130

Eliminations, reclassifications and Corporate Treasury	1	495	1	490	(372)	(423)	(371)	67	73	(325)

Siemens worldwide	20,145	25,390	18,845	20,986	—	—	18,845	20,986	814	558

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed		investing activities				spending(1)		impairments(2)

	12/31/02	9/30/02	2003		2002		2003	2002	2003	2002

Operations
Information and Communication Networks (ICN)	905	1,100	33		(187)		35	134	111	134
Information and Communication Mobile (ICM)	2,141	1,973	(112)		(396)		73	69	72	82
Siemens Business Services (SBS)	371	264	(101)		(88)		37	39	61	72
Automation and Drives (A&D)	2,208	2,197	163		(13)		39	47	55	56
Industrial Solutions and Services (I&S)	288	315	(43)		(100)		12	16	12	11
Siemens Dematic (SD)	1,071	975	(89)		(63)		9	16	15	15
Siemens Building Technologies (SBT)	1,802	1,778	(36)		(84)		23	38	35	36
Power Generation (PG)	296	(144)	(46)		399		56	61	32	36
Power Transmission and Distribution (PTD)	926	928	58		(18)		12	21	16	18
Transportation Systems (TS)	(505)	(741)	(161)		76		28	45	15	11
Siemens VDO Automotive (SV)	3,902	3,746	(84)		(43)		180	95	89	85
Medical Solutions (Med)	3,495	3,414	(20)		167		74	94	50	47
Osram	2,316	2,436	145		(11)		67	86	69	70
Corporate, eliminations	(1,103)	(2,486)	(944	)(3)	735	(3)	(16)	5	52	10

Total Operations	18,113	15,755	(1,237)		374		629	766	684	683
Reconciliation to financial statements	46,575	51,944	—		—		—	—	—	—
Other interest expense	—	—	—		—		—	—	—	—
Gains on sales and dispositions of significant business interests	—	—	—		—		—	—	—	—

Operations income before income taxes/total assets	64,688	67,699	—		—		—	—	—	—

	Total assets

Financing and Real Estate
Siemens Financial Services (SFS)	8,588	8,681	(157)		299		42	70	54	60
Siemens Real Estate (SRE)	3,900	4,090	50		24		28	44	48	51
Eliminations	(576)	(561)	(50	)(3)	(42	)(3)	—	—	—	—

Total Financing and Real Estate	11,912	12,210	(157)		281		70	114	102	111

Eliminations, reclassifications and Corporate Treasury	(660)	(1,970)	257	(3)	(348	)(3)	—	214	—	209

Siemens worldwide	75,940	77,939	(1,137)		307		699	1,094	786	1,003

(1)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(2)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(3)	Includes (for “Eliminations” within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended December 31, 2002 and 2001
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury(3)		Operations		Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Net sales	18,845	20,986	(371)	67	18,688	20,403	528	516
Cost of sales	(13,563)	(15,344)	372	(144)	(13,535)	(14,824)	(400)	(376)

Gross profit on sales	5,282	5,642	1	(77)	5,153	5,579	128	140
Research and development expenses	(1,295)	(1,547)	—	(168)	(1,295)	(1,379)	—	—
Marketing, selling and general administrative expenses	(3,508)	(3,901)	(1)	(87)	(3,436)	(3,742)	(71)	(72)
Other operating income (expense), net	215	391	(16)	304	197	47	34	40
Income (loss) from investments in other companies, net	4	(22)	—	(17)	(18)	(8)	22	3
Income (expense) from financial assets and marketable securities, net	27	(29)	31	(39)	(10)	8	6	2
Interest income (expense) of Operations, net	13	(18)	—	—	13	(18)	—	—

EBIT(1) from Operations	—	—	—	—	604	487	—	—
Other interest income (expense), net	76	42	58	91	(2)	(66)	20	17
Gains on sales and dispositions of significant business interests	—	—	—	(332)	—	332	—	—

Income (loss) before income taxes	814	558	73	(325)	602	753	139	130
Income taxes(2)	(302)	(97)	(27)	138	(223)	(200)	(52)	(35)
Minority interest	(27)	77	—	2	(27)	75	—	—

Income (loss) before cumulative effect of change in accounting principle	485	538	46	(185)	352	628	87	95
Cumulative effect of change in accounting principle, net of income taxes	36	—	—	—	39	—	(3)	—

Net income (loss)	521	538	46	(185)	391	628	84	95

Basic earnings per share
Income before cumulative effect of change in accounting principle	0.55	0.61
Cumulative effect of change in accounting principle, net of income taxes	0.04	—

Net income	0.59	0.61

Diluted earnings per share
Income before cumulative effect of change in accounting principle	0.55	0.61
Cumulative effect of change in accounting principle, net of income taxes	0.04	—

Net income	0.59	0.61

(1)	EBIT is measured as earnings before financing interest, income taxes and certain one-time items. Interest income related to receivables from customers, cash allocated to the segments and interest expense on payables to suppliers are part of EBIT.
(2)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes. The corresponding figures for fiscal 2002 are calculated based on the consolidated effective corporate tax rate excluding Infineon.
(3)	As of December 5, 2001, Siemens deconsolidated Infineon. The results of operations from Infineon for the first two months of the fiscal year 2002 are included in Eliminations, reclassifications and Corporate Treasury. As of December 5, 2001, the share in earnings from Infineon is included in “Income (loss) from investments in other companies, net” in Operations.

SIEMENS AG
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the three months ended December 31, 2002 and 2001
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	2003	2002	2003	2002	2003	2002	2003	2002

Cash flows from operating activities
Net income	521	538	46	(185)	391	628	84	95
Adjustments to reconcile net income to cash provided
Minority interest	27	(77)	—	(2)	27	(75)	—	—
Amortization, depreciation and impairments	786	1,003	—	209	684	683	102	111
Deferred taxes	22	(235)	—	(183)	23	(45)	(1)	(7)
Gains on sales and disposals of businesses and property, plant and equipment, net	(27)	(361)	—	(332)	(13)	(2)	(14)	(27)
Losses (gains) on sales of investments, net	2	(16)	—	7	2	(23)	—	—
Gains on sales and dispositions of significant business interests	—	—	—	332	—	(332)	—	—
(Gains) losses on sales and impairments of marketable securities, net	(1)	2	—	—	(1)	2	—	—
(Income) loss from equity investees, net of dividends received	(33)	33	—	16	(17)	16	(16)	1
Change in current assets and liabilities
(Increase) decrease in inventories, net	(530)	89	—	86	(523)	(91)	(7)	94
(Increase) decrease in accounts receivable, net	(126)	(61)	(33)	291	(89)	(320)	(4)	(32)
Increase (decrease) in outstanding balance of receivables sold	(458)	(86)	(243)	(86)	(215)	—	—	—
(Increase) decrease in other current assets	(164)	(62)	(42)	(215)	(90)	190	(32)	(37)
Increase (decrease) in accounts payable	(574)	(1,206)	(9)	(354)	(570)	(919)	5	67
Increase (decrease) in accrued liabilities	255	(353)	—	(25)	275	(342)	(20)	14
Increase (decrease) in other current liabilities	(276)	488	296	341	(433)	108	(139)	39
Supplemental contribution to pension trusts	(442)	—	—	—	(442)	—	—	—
Change in other assets and liabilities	333	218	165	48	160	181	8	(11)

Net cash (used in) provided by operating activities	(685)	(86)	180	(52)	(831)	(341)	(34)	307
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(597)	(949)	—	(149)	(528)	(688)	(69)	(112)
Acquisitions, net of cash acquired	(33)	(22)	—	—	(33)	(22)	—	—
Purchases of investments	(69)	(123)	—	(65)	(68)	(56)	(1)	(2)
Purchases of marketable securities	(13)	(14)	(11)	—	(2)	(14)	—	—
Increase in receivables from financing activities	(53)	(90)	(170)	(168)	—	—	117	78
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	243	86	—	—	(243)	(86)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	235	299	—	—	162	207	73	92
Proceeds from sales and dispositions of businesses	52	1,272	—	—	52	1,272	—	—
Proceeds from sales of marketable securities	26	20	15	—	11	16	—	4

Net cash (used in) provided by investing activities	(452)	393	77	(296)	(406)	715	(123)	(26)
Cash flows from financing activities
Proceeds from issuance of capital stock	—	1	—	—	—	1	—	—
Proceeds from issuance of debt	202	55	202	55	—	—	—	—
Repayment of debt	(727)	—	(727)	—	—	—	—	—
Change in short-term debt	(450)	655	(455)	763	37	(86)	(32)	(22)
Change in restricted cash	—	(2)	—	(2)	—	—	—	—
Dividends paid to minority shareholders	(20)	(40)	—	—	(20)	(40)	—	—
Intracompany financing	—	—	(1,483)	240	1,309	(12)	174	(228)

Net cash (used in) provided by financing activities	(995)	669	(2,463)	1,056	1,326	(137)	142	(250)
Effect of deconsolidation of Infineon on cash and cash equivalents	—	(383)	—	(383)	—	—	—	—
Effect of exchange rates on cash and cash equivalents	(119)	57	(94)	29	(24)	27	(1)	1
Net increase (decrease) in cash and cash equivalents	(2,251)	650	(2,300)	354	65	264	(16)	32
Cash and cash equivalents at beginning of period	11,196	7,802	10,269	6,860	873	907	54	35

Cash and cash equivalents at end of period	8,945	8,452	7,969	7,214	938	1,171	38	67

SIEMENS AG
CONSOLIDATED BALANCE SHEETS (unaudited)
As of December 31, 2002 and September 30, 2002
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	12/31/02	9/30/02	12/31/02	9/30/02	12/31/02	9/30/02	12/31/02	9/30/02

ASSETS
Current assets
Cash and cash equivalents	8,945	11,196	7,969	10,269	938	873	38	54
Marketable securities	481	399	21	25	443	356	17	18
Accounts receivable, net	15,560	15,230	(9)	(7)	12,114	12,058	3,455	3,179
Intracompany receivables	—	—	(9,820)	(13,284)	9,746	13,209	74	75
Inventories, net	10,903	10,672	(24)	(5)	10,837	10,592	90	85
Deferred income taxes	1,166	1,212	79	64	1,082	1,143	5	5
Other current assets	5,941	5,353	1,202	1,028	3,666	3,306	1,073	1,019

Total current assets	42,996	44,062	(582)	(1,910)	38,826	41,537	4,752	4,435

Long-term investments	5,040	5,092	—	2	4,737	4,797	303	293
Goodwill	6,358	6,459	—	—	6,271	6,369	87	90
Other intangible assets, net	2,275	2,384	—	—	2,252	2,362	23	22
Property, plant and equipment, net	11,305	11,742	1	2	7,472	7,628	3,832	4,112
Deferred income taxes	3,614	3,686	829	764	2,631	2,771	154	151
Other assets	4,352	4,514	93	103	1,498	1,304	2,761	3,107
Other intracompany receivables	—	—	(1,001)	(931)	1,001	931	—	—

Total assets	75,940	77,939	(660)	(1,970)	64,688	67,699	11,912	12,210

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	1,659	2,103	628	1,143	877	785	154	175
Accounts payable	7,929	8,649	(5)	6	7,742	8,453	192	190
Intracompany liabilities	—	—	(7,900)	(7,776)	2,245	1,799	5,655	5,977
Accrued liabilities	9,785	9,608	30	18	9,498	9,445	257	145
Deferred income taxes	657	661	(249)	(206)	670	647	236	220
Other current liabilities	13,077	13,691	417	375	12,338	12,853	322	463

Total current liabilities	33,107	34,712	(7,079)	(6,440)	33,370	33,982	6,816	7,170

Long-term debt	10,084	10,243	8,816	6,833	841	2,974	427	436
Pension plans and similar commitments	4,844	5,326	—	—	4,819	5,299	25	27
Deferred income taxes	197	195	(17)	(50)	98	119	116	126
Other accruals and provisions	3,387	3,401	28	28	3,062	3,068	297	305
Other intracompany liabilities	—	—	(2,408)	(2,341)	177	45	2,231	2,296

	51,619	53,877	(660)	(1,970)	42,367	45,487	9,912	10,360

Minority interests	518	541	—	—	518	541	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,145,917,515 and 1,145,917,335 shares, respectively
Issued: 890,374,181 and 890,374,001 shares, respectively	2,671	2,671
Additional paid-in capital	5,053	5,053
Retained earnings	21,992	21,471
Accumulated other comprehensive income (loss)	(5,811)	(5,670)
Treasury stock, at cost. 2,156,495 and 49,864 shares, respectively	(102)	(4)

Total shareholders’ equity	23,803	23,521	—	—	21,803	21,671	2,000	1,850

Total liabilities and shareholders’ equity	75,940	77,939	(660)	(1,970)	64,688	67,699	11,912	12,210

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

/s/ CHARLES HERLINGER

Charles Herlinger Vice President and Corporate Controller

/s/ DANIEL SATTERFIELD

Daniel Satterfield Director of External Reporting

Date: January 23, 2003